Exhibit 3.1(ii)

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

SUMMIT SEMICONDUCTOR, INC.

July __, 2018

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

Summit Semiconductor, Inc., a Delaware corporation (the “Corporation”), does hereby certify as follows:

1.   The name of the Corporation is Summit Semiconductor, Inc. This certificate of amendment (the “Certificate of Amendment”) amends the certificate of incorporation of the Corporation filed on December 29, 2017, and became effective on December 31, 2017 (the “Certificate of Incorporation”).

2.   Article Fourth of the Certificate of Incorporation is hereby amended to read in its entirety as set forth below:

“Fourth: The total amount of stock that this corporation is authorized to issue is 220,000,000 shares, par value $0.0001 per share, of which 200,000,000 shares shall be common stock, par value $0.0001 per share, and 20,000,000 shares shall be designated as blank check preferred stock, par value $0.0001 per share (the “Preferred Stock”).

Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated herein, or in the resolution or resolutions providing for the establishment of such series adopted by the board of directors of this corporation (the “Board”) as hereinafter provided, and set forth in a certificate of designations filed pursuant to the General Corporation Law of the State of Delaware (with respect to each such series, the “Preferred Sock Designation”). Authority is hereby expressly granted to the Board to issue, from time to time, shares of Preferred Stock in one or more series. In connection with the establishment of any such series, the Preferred Stock Designation shall fix the designation of and the number of shares comprising such series, and such voting powers, full or limited, or no voting powers, and such other powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, if any, including without limitation dividend rights, mandatory and optional redemptions and liquidation rights, as shall be stated in such Preferred Stock Designation, all to the fullest extent permitted by the General Corporation Law of the State of Delaware and not inconsistent with the other provisions of this certificate of incorporation (including any preexisting Preferred Stock Designation). Without limiting the generality of the foregoing, the Preferred Stock Designation may, to the extent permitted by law, provide that such series shall be superior to, rank equally with or be junior to any other series of Preferred Stock. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations and restrictions thereof, if any, may be different from those of any other class or series of capital stock at any time outstanding. Except as otherwise expressly provided in the Preferred Stock Designation, no vote of the holders of shares of Preferred Stock (or any series of Preferred Stock) shall be a prerequisite to the issuance of any shares of any series of Preferred Stock authorized in accordance with this certificate of incorporation (including any Preferred Stock Designation).

There shall hereby be created and established a series of Preferred Stock with an authorized number of shares of Preferred Stock equal to 3,000,000 shares. Each such share of Preferred Stock shall have a par value of $0.0001. The “Issuance Price” of each of such shares shall be the cash purchase price at which such share was first issued and sold by the Company. The rights, powers, preferences, privileges and restrictions relating to such series of Preferred Stock are as follows:

(A) Voting Rights. Holders of this Preferred Stock (each, a “Holder” and collectively, the “Holders”) shall be entitled to vote on any matter submitted to the stockholders of the Company for a vote. One (1) share of this Preferred Stock shall carry the same voting rights as one (1) share of Common Stock.

(B) Liquidation Preference. The Holders shall be entitled to receive prior and in preference to any distribution of any of the remaining assets of the Company, an amount per share for each share of this Preferred Stock held by them equal to the sum of (i) $4.50 and (ii) all accrued but unpaid dividends (if any) on such Preferred Stock. If upon the liquidation, and following the Distributions as set forth herein, the assets of the Company legally available for distribution to the Holders are insufficient to permit the payment to such holders of the full amounts specified in this section, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the Holders in proportion to the full amounts they would otherwise be entitled to receive pursuant to this section.

(C) Dividends. The Company may pay and declare dividends upon the shares of this Preferred Stock as provided in the bylaws of the Company.

3.   The amendment to the Certificate of Incorporation effected by this Certificate of Amendment was duly authorized by the board of directors of the Corporation and the stockholders of the Corporation by written consent in accordance with the provisions of Sections 242, 141(f) and 228(a) of the General Corporation Law of the State of Delaware.

4.   The foregoing amendment shall be effective as of the time this Certificate of Amendment is filed with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly executed in its corporate name as of the date first written above.

SUMMIT SEMICONDUCTOR, INC.

By:
Name: Brett Moyer
Title: Chief Executive Officer